Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Murten, 03.08.2004
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

Rule 12g3-2(b) File No. 82-4810

Saia Burgess Electronics

Dear Sirs,

The enclosed interim report 2004, the press release as well as the letter to shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

dw 8/11

saia-burgess
Smart solutions for comfort and safety

Interim Report 2004



Saia-Burgess Group
Sales and profit show a marked improvement

Saia-Burgess Group's consolidated sales for the first six months of 2004 amounted to CHF 276.5 million (same period 2003: CHF 239.3 million), an increase of 15.5 percent over the first half of last year. Earnings before interest, tax and amortisation (EBITA) increased by 38.3 percent to CHF 26.3 million (CHF 19.0 million) and EBITA margin improved to 9.5 percent (8.0 percent). Net income improved by 54.8 percent to CHF 15.6 million (CHF 10.1 million) which corresponds to a net income margin of 5.6 percent (4.2 percent). On July 7 and 19, 2004, announcements of two new interesting acquisitions in Europe and North America were made which will add some CHF 35 million to the Group's sales in 2004. For the full year 2004, Saia-Burgess anticipates sales of more than CHF 570 million and an EBITA margin of around 9 percent presuming that exchange rates remain stable.

Key Figures

CHF million	1st half 2004	1st half 2003
Sales	**276.5**	**239.3**
Change on previous year, in %	15.5%	-0.1%
EBITDA [1]	**37.4**	**30.9**
Change on previous year, in %	21.0%	-9.7%
as % of sales	13.5%	12.9%
EBITA [2]	**26.3**	**19.0**
Change on previous year, in %	38.3%	-16.5%
as % of sales	9.5%	8.0%
EBIT [3]	**23.3**	**16.4**
Change on previous year, in %	42.2%	-19.7%
as % of sales	8.4%	6.8%
Net income	**15.6**	**10.1**
Change on previous year, in %	54.8%	-20.8%
as % of sales	5.6%	4.2%

[1] Earnings before interest, tax, depreciation and amortisation
[2] Earnings before interest, tax and amortisation
[3] Earnings before interest and tax

CHF	1st half 2004	1st half 2003
Share indicators		
Earnings per share	25.63	16.63
Diluted earnings per share	25.41	16.62
Net assets per share	274.04	239.91
Share price (27.06.2003)		379.00
Share price (30.06.2004)	600.00	
Market capitalisation 30.06.2004/27.06.2003 (CHF million)	368.07	231.47

Timetable

19.10.2004	Publication of 3rd quarter results 2004
17.03.2005	Presentation of results to media and analysts
19.05.2005	General Meeting of the shareholders of Saia-Burgess Electronics Holding AG in Murten

Saia-Burgess Group

Sales and profit show a marked improvement, exciting programme of acquisitions

Overview

Saia-Burgess Group's consolidated sales increased in the first half year 2004 by 15.5 percent to CHF 276.5 million (CHF 239.3 million in 2003). Strong internal growth of 13.2 percent (2.0 percent) was the most significant factor, whilst acquisition-led growth contributed 2.1 percent (1.8 percent) and favourable currency movements 0.2 percent (–3.9 percent). EBITA (Earnings before interest, tax and amortisation) increased by 38.3 percent to CHF 26.3 million (CHF 19.0 million), and EBITA margin achieved 9.5 percent (8.0 percent). The influence of acquisitions and currency on EBITA was insignificant. Net income increased by 54.8 percent to CHF 15.6 million (CHF 10.1 million) which corresponds to a net income margin of 5.6 percent (4.2 percent).

After a strong fourth quarter in 2003 the Group has had a very satisfactory start into 2004 with significant internal growth rates in Europe and North America for all Divisions. This was not only due to an overall improvement in global economic conditions, but also to improved performance by production sites recently set up as well as good performance by newly introduced product lines. On the other hand, non-recurring costs of approximately CHF 2.1 million occurred in the Industry Division due to the transfer and integration of the Otehall business acquired at the end of 2003 into the existing UK operations and the consolidation of production sites in North America. It is expected that in the second half of 2004 these costs will be partially recovered.

In July Saia-Burgess announced two interesting acquisitions. For the Industry Division the acquisition of the synchronous and gearbox business of Sick/Stegmann as per August 1, 2004, and for the Automotive Division the purchase of the Actuator Division of the Bühler Motor Group with effect from July 1, 2004. The two acquisitions will improve Saia-Burgess' sales in 2004 by some CHF 35 million.

Financial Review

Sales

Group sales of CHF 276.5 million exceeded the previous first half of CHF 239.3 million by CHF 37.2 million. Internal growth provided the largest impact contributing CHF 31.8 million (CHF 5.3 million). The acquisitions in 2003 of Cetronic and Otehall contributed CHF 5.0 million (CHF 4.1 million) and CHF 0.4 million was due to positive currency movements. With 18.2 percent the Automotive Division achieved the largest growth in sales.

Profitability

The overall gross margin on the Group's sales increased from 27.6 percent to 29.0 percent showing improvements in all Divisions. As a result of further optimisations on the production cost side and better absorption of fixed costs it was possible to compensate the continuing pressure on sales prices.

EBITA increased by 38.3 percent from CHF 19.0 million to CHF 26.3 million for the first half of 2004 and resulted in a margin improving from 8.0 percent to 9.5 percent. This improvement was achieved although operating expenses increased by 19.9 percent compared to the same period in 2003. The increase in overheads includes CHF 2.1 million of non-recurring costs incurred in the Industry Division from the transfer and integration of the Otehall business and the consolidation of production sites in North America. Additional overhead costs of approximately CHF 1 million resulted from the set-up and acquisition of production sites (Cetronic, Hatvan and Otehall) as well as from negative currency impacts of CHF 1.8 million (CHF 0.3 million). Excluding these extraordinary items, overheads would have increased by approximately 10 percent, which is in line with the Group's growth of business.

Other income and expense includes exchange gains on loans of CHF 2.2 million (CHF –0.3 million) and the net loss from associated companies of CHF 0.1 million (CHF 0.1 million). The income from associated companies of CHF 0.2 million (CHF 0.6 million) could only partly offset our share of the loss and amortisation of goodwill of MiCS amounting to CHF 0.3 million (CHF 0.7 million).

Interest expense benefited from favourable

compared to the same period of last year from CHF 2.4 million to CHF 1.7 million.

The Group's tax rate remained at the same level of 27.4 percent (27.5 percent).

Net income as a percentage of sales increased from 4.2 percent to 5.6 percent and amounted to CHF 15.6 million (CHF 10.1 million). As a result, earnings per share increased from CHF 16.63 to CHF 25.63. The impact of dilution amounted to CHF 0.22 per share. Earnings per share are based on the results recognised in the consolidated income statement.

Financial position

The consolidated net working capital increased from CHF 56.2 million as of December 2003 to CHF 70.4 million as of June 30, 2004, mainly as a result of 17.4 percent higher sales in the month of June 2004 compared to the month of December 2003. This, together with additional working capital demands from production sites recently set up as well as a build-up of inventory for the holiday period, led to a cash outflow for the first half-year of CHF 13.4 million (CHF 23.2 million).

The increase in capital expenditures of CHF 2.3 million from CHF 9.3 million to CHF 11.6 million was mainly due to additional requirements of the Automotive Division in order to support the increase in sales.

Acquisition investments amounted to CHF 1.9 million (CHF 2.2 million) and included an increase in the investment in MicroChemical Systems SA (MiCS) of CHF 0.7 million and a CHF 1.2 million instalment out of CHF 2.5 million remaining on the purchase price payable for Cetronic in 2004.

Cash flow from financing activities decreased in the first half year from CHF 12.6 million to CHF 8.9 million. As at 30.6.2004 the Group refinanced its existing interest bearing bank indebtedness with a repayment schedule starting in December 2004. The new agreement provides additional facilities of approximately CHF 40 million for the acquisitions of the Sick/Stegmann activities and of the Bühler Actuator Division as well as financing of working capital requirements of CHF 10.0 million. The net debt decreased from CHF 84.2 million as at 31.12.2003 to CHF 82.9 million as at 30.6.2004.

Free cash flow, defined as cash flow from operating activities less cash flow from investing

Business Review
Automotive Division

CHF million	1st half 2003	1st half 2004	Change on previous year: Internal growth	Change on previous year: Exchange impact
Sales	122.3	144.6	+21.6	+0.7
change in %		18.2%	+17.6%	+0.6%
Gross profit	25.2	32.1	+7.0	-0.1
as % of sales	20.6%	22.2%		
EBITA	10.9	13.8	+2.9	
as % of sales	8.9%	9.5%		
change in %		+26.6%		

Business commentary

The Automotive Division significantly increased activities in 2004 compared to the same period last year. Sales grew by CHF 22.3 million to CHF 144.6 million (CHF 122.3 million). At constant exchange rates and without any acquisition impacts sales increased by 17.6 percent. The gross margin benefited from a favourable product mix and further improvements on the production side although it was influenced by continuing pressure on sales prices. The gross margin increased by 1.6 percentage points to 22.2 percent. EBITA margin increased from 8.9 percent to 9.5 percent.

Expansion of US automotive business

On July 1, 2004, Saia-Burgess acquired the Actuator Division from the Bühler Motor Group. The Division manufactures DC and stepper motors for flap control in automotive air conditioning equipment at its main site in Cary (NC, USA) as well as in the Czech Republic and China. This acquisition extends the activities of Saia-Burgess in the automotive market in the USA significantly and at the same time Saia-Burgess becomes the world market leader in this particular application segment. Through this acquisition, the Automotive Division in the USA obtains the necessary critical mass in order to build up a focussed operation. In Cary, where Bühler employs 150 employees in design, highly automated manufacture and sales, the Automotive Division's Competency Centre for Actuators for North America will be established. The sales of the Bühler Actuator Division in 2004 will amount to approximately CHF 60 million, and through the acquisition the Automotive Division will benefit by around CHF 30 million in 2004. The EBITA margin will be in line with the Automotive

Industry Division

CHF million	1st half 2003	1st half 2004	Change on previous year Internal growth	Exchange impact	Acquisition impact
Sales	96.0	107.7	+7.3	−0.6	+5.0
change in %		+12.2%	+7.6%	−0.6%	+5.2%
Gross profit	28.7	33.8	+3.9	−0.4	+1.6
as % of sales	29.9%	31.4%			
EBITA	8.1	8.6	+0.6	−0.2	+0.1
as % of sales	8.5%	8.1%			
change in %		+6.9%			

Business commentary

The Industry Division increased sales by 12.2 percent or CHF 11.7 million to CHF 107.7 million (CHF 96.0 million). At constant exchange rates and excluding acquisitions sales increased by 7.6 percent or CHF 7.3 million. Negative exchange rate impacts amounted to CHF 0.6 million and acquisitions of Cetronic and Otehall increased sales by CHF 5.0 million or 5.2 percent. Excluding currency impacts and acquisitions, sales in the European and Asian market increased by 7.3 percent and sales in North America grew by 8.2 percent. Whereas sales in Europe and Asia gained 2.0 percent from positive exchange rate movements, North American sales were adversely affected by 6.4 percent. Gross margin benefited from the ongoing optimisation activities and increased from 29.9 percent to 31.4 percent. The additional gross profit achieved on the acquired business amounted to CHF 1.6 million with a gross margin of approximately 32 percent which is comparable to the existing business. The primary reason for the EBITA margin erosion from 8.5 percent to 8.1 percent is explained in CHF 2.1 million non-recurring costs which mainly occurred from the transfer and integration of the Otehall business into the existing UK operations and the consolidation of production sites in North America. Saia-Burgess expects that a part of the initial costs for the relocation of production sites in North America and the accelerated integration of Otehall will be partially compensated for in the second half of 2004. Excluding these costs, the EBITA margin would have been 9.9 percent in the first half year.

Expansion of synchronous motor and gearbox activity

On August 1, 2004, Saia-Burgess acquired the synchronous motor and gearbox business from Sick/Stegmann GmbH & Co. KG in Donaueschingen (D) and its manufacturing facility in Poland. Through this acquisition, the Industry Division is able to increase its market share of the small synchronous motor segment from approximately 12 percent to 20 percent. Almost half of the sales come from the HVAC market (heating, ventilating and airconditioning), which will strengthen the position of the Division in this key market.

Controls Division

CHF million	1st half 2003	1st half 2004	Change on previous year Internal growth	Exchange impact
Sales	21.0	24.2	+2.9	+0.3
change in %		+15.1%	+13.6%	+1.6%
Gross profit	12.1	14.2	+2.1	
as % of sales	57.4%	58.8%		
EBITA	0.4	1.7	+1.2	+0.1
as % of sales	1.9%	6.9%		
change in %		318.2%		

Business commentary

The Controls Division increased sales by CHF 3.2 million or 15.1 percent to CHF 24.2 million. At constant exchange rates and excluding any acquisition impacts sales rose by 13.6 percent. Gross profit increased by CHF 2.1 million to CHF 14.2 million. The gross margin increased by 1.4 percentage points to 58.8 percent. Thanks to the high sales growth at the same level of overheads, EBITA increased from CHF 0.4 million to CHF 1.7 million.

Lötschberg basic tunnel project

Progress report of July 2004: Saia-Burgess customers involved in equipping the tunnel safety and ventilation features of the tunnel with over 500 PCD2 controllers and 1469 PCD3 RIO stations have already delivered a hundred panel boxes. All of the project-specific requirements and additional features like, for example, twin Ethernet connectors for redundant communication, have been delivered on time. The first systems will be installed commencing spring 2005, and commissioning is expected in 2007.

Outlook

The Saia-Burgess Group is confident that for the current year sales of more than CHF 570 million and an EBITA margin of around 9 percent can be achieved, provided that exchange rates remain stable. The overall improvement in the economic environment, coupled with improved productivity, new products and the acquisitions of 2004, underline the positive assessment of the future development of the business.

Consolidated Balance Sheet

CHF ,000	30.06.2004	31.12.2003
Assets		
Cash	19,353	23,489
Trade receivables	83,118	70,775
Other receivables and prepayments	17,448	17,632
Inventories	66,434	57,812
Current assets	**186,353**	**169,708**
Land and buildings	55,829	56,143
Machinery and equipment	73,507	73,651
Deferred tax assets	7,393	7,459
Goodwill	73,234	76,305
Investments in associates	6,834	6,631
Non-current assets	**216,797**	**220,189**
Total assets	**403,150**	**389,897**
Liabilities and shareholders' equity		
Short-term debt	43,858	59,484
Trade payables	56,116	53,464
Other payables and accruals	40,528	36,517
Tax liabilities	6,978	4,498
Short-term liabilities	**147,480**	**153,963**
Long-term loans	58,393	48,237
Long-term provisions	9,242	8,518
Deferred tax liabilities	19,926	19,944
Long-term liabilities	**87,561**	**76,699**
Total liabilities	**235,041**	**230,662**
Share capital	30,673	30,538
Reserves	137,436	128,697
Total shareholders' equity	**168,109**	**159,235**
Total liabilities and shareholders' equity	**403,150**	**389,897**
Operating capital employed	280,175	271,929

Consolidated Statement of Income

CHF ,000	1st half 2004	1st half 2003
Sales	**276,484**	**239,305**
Cost of sales	196,424	173,263
Gross profit	**80,060**	**66,042**
Sales and marketing	20,925	19,259
Research and development	15,069	13,716
Administration/other operating expenses	19,931	13,663
Total operating expenses	**55,925**	**46,638**
Operating income before goodwill amortisation and other items	**24,135**	**19,404**
Goodwill amortisation	−3,071	−2,687
Other income/expense, net	2,188	−366
Earnings before interest and tax (EBIT)	**23,252**	**16,351**
Interest expense, net	1,742	2,433
Income before tax	**21,510**	**13,918**
Total income taxes	**5,893**	**3,833**
Net income	**15,617**	**10,085**
Earnings per share (EPS) in CHF	25.63	16.63
Diluted earnings per share in CHF	25.41	16.62

Consolidated Statement of Cash Flows

CHF ,000	1st half 2004	1st half 2003
Income before tax	**21,510**	**13,918**
Depreciation of tangible fixed assets	11,041	11,833
Amortisation of goodwill	3,071	2,687
Decrease in investments in associates, net	54	111
Increase in long-term provisions	1,083	1,037
Revaluation of loans	−2,233	654
Interest expense, net	1,741	2,433
Operating cash flow before working capital changes	36,267	32,673
(Increase) of trade receivables	−13,118	−14,792
Decrease (Increase) in other current assets	25	−1,739
(Increase) of inventories	−9,006	−7,268
Increase of trade payables	3,265	1,102
Increase (Decrease) of other current liabilities	5,418	−532
Cash generated from operations	22,851	9,444
Interest paid	−1,742	−2,330
Income taxes paid	−3,368	−2,019
Cash flow from operating activities	**17,741**	**5,095**
Purchase of plant and equipment	−10,803	−8,675
Purchase of land and buildings	−782	−590
Proceeds from disposals of tangible fixed assets	378	49
Dividends received from associates	408	
Cash used for acquisitions less divestments	−1,932	−2,220
Cash flow from investing activities	**−12,731**	**−11,436**
Options exercised	2,455	
Purchase, sale of treasury shares, net	−825	−2
Dividends paid	−6,132	−6,066
Increase in loans	76,025	2,735
Repayment of loans	−80,377	−9,219
Cash flow from financing activities	**−8,854**	**−12,552**
Effect of foreign currency translation	−292	−56
Net decrease in cash	−4,136	−18,949
Cash at beginning of the year	23,489	23,162
Cash at end of period	**19,353**	**4,213**
Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)	6,534	−4,121
EBITDA	37,364	30,871

Consolidated Statement of Shareholders' Equity

CHF ,000	Total share capital	Share premium	Treasury shares	Fair value reserves	Retained earnings	Total reserves	Total shareholders' equity
Balance as at January 1, 2003	**30,538**	**36,107**	**–1,222**	**20,457**	**53,483**	**108,825**	**139,363**
Net income June 2003					10,085	10,085	10,085
Purchase, sale of treasury shares, net			–181			–181	–181
Dividend					–6,066	– 6,066	– 6,066
Depreciation transfer of building revaluation				–201	201		
Currency translation adjustment					2,287	2,287	2,287
Balance as at June 30, 2003	**30,538**	**36,107**	**–1,403**	**20,256**	**59,990**	**114,950**	**145,488**
Balance as at January 1, 2004	**30,538**	**36,107**	**–904**	**20,056**	**73,438**	**128,697**	**159,235**
Net income June 2004					15,617	15,617	15,617
Increase share capital	135	837				837	972
Purchase, sale of treasury shares, net			750		–92	658	658
Dividend					–6,132	–6,132	–6,132
Depreciation transfer of building revaluation				–201	201		
Currency translation adjustment					–2,241	–2,241	–2,241
Balance as at June 30, 2004	**30,673**	**36,944**	**–154**	**19,855**	**80,791**	**137,436**	**168,109**

The share capital as at June 30, 2004, consists of 613,450 registered shares of CHF 50 nominal value each.

As at June 30, 2004, the Group owned 252 treasury shares (December 2003: 2,864). As at June 30, 2004, the conditional share capital amounted to CHF 2,152,500 (43,050 shares) compared to CHF 2,287,500 as at December 31, 2003 (45,750 shares).

In the first six months of 2004, 6,825 options have been exercised for a total proceeds of CHF 2,454,500.

Together with the restructuring of the Group in early 1998 certain assets were revalued on the basis of independent valuations. The resulting net effect was booked to fair value reserves. This reserve also includes a value adjustment on MiCS of CHF 3.0 million recorded in 2001 when it was held as an available-for-sale investment.

Accounting Principles and Notes to the Consolidated Financial Statements

Accounting principles

The unaudited consolidated interim statements of the Group have been drawn up in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting".

The same accounting principles apply as were used for the consolidated financial statements for 2003.

Notes

1. Seasonality

The Group's operations are not subject to significant seasonal or cyclical fluctuations and the increase in working capital at half-year point is mainly attributable to stronger levels of activity in the lead-in to the end of the first six month's trading period, and in the month of June in particular.

2. Segment information

CHF million	1st half 2004	1st half 2003
Sales	**276,484**	**239,305**
Change on previous year in %	15.5%	−0.1%
Automotive	144,577	122,290
Industry	107,668	98,347
Controls	24,239	21,049
Inter-divisional sales Industry		−2,381
Earnings before interest and tax (EBIT)	**23,252**	**16,351**
Change on previous year in %	42.2%	−19.7%
as % of sales	8.4%	6.8%
Automotive	13,170	10,280
Industry	6,213	6,035
Controls	1,681	402
Other income/expense, net*	2,188	−366
*Other income/expense consist of		
exchange gains/(losses) on loans	2,242	−255
net loss from investments in associates	−54	−111
Total	**2,188**	**−366**

EBIT per Division for 1st half 2003 adjusted for goodwill amortisation previously not allocated.

3. Loans

Currency in ,000	Balance 31.12.2003	Increase 2004	Repaid in 2004	Thereof short-term	Balance long-term	Balance (long-term) 30.06.2004 CHF ,000
EUR	6,962	13,300	−4,588	−5,468	10,206	15,500
USD	46,840	36,000	−46,840	−100	35,900	44,336
Deferred transaction cost						−1,443
Total						**58,393**

The Group's existing interest bearing bank indebtedness under the credit facility agreement dated December 22, 2000, was refinanced as of June 25, 2004. The new agreement provides additional facilities of approximately CHF 40 million for potential acquisitions and financing of working capital requirements of CHF 10.0 million.

The loans are granted at the applicable LIBOR rate for the period plus a margin of initially 1 percent and are repayable within 5 years. The Group will hedge the interest rate risk arising from the credit facility with certain interest rate derivatives. The loans are linked to various covenants.

Transaction cost for the refinancing amounted to CHF 0.8 million and will be amortised over the lifetime of the loans.

4. Dividends

Saia-Burgess Electronics Holding AG pays only one dividend in each financial year and does not pay interim dividends.

The following dividend related to 2003 has been paid on May 11, 2004, in conformity with the decision taken at the General Meeting of the shareholders on May 6, 2004.

	CHF
Dividend per share	10.00
resulting in a total dividend of (based on 613,228 shares with right to dividend)	6,132,280.00

5. Subsequent events

Effective July 1, 2004, the Group acquired the Actuator Division of the Bühler Motor Group for a purchase price of approximately CHF 34 million (excluding transaction cost). The Division manufactures DC and stepper motors for automotive airconditioning systems at its main plant in Cary (NC, USA) as well as in the Czech Republic and China. Saia-Burgess acquired the facility in the USA as well as the assets of both other production sites. The acquisition will increase annual sales of the Automotive Division by approximately CHF 60 million.

Furthermore, with effect from August 1, 2004, the Group took over the synchronous motors and motor gearbox business of Sick/Stegmann GmbH & Co. KG in Donaueschingen (D) as well as a manufacturing site in Poland for a purchase price of approximately EUR 4.4 million. The acquisition will enable the Industry Division to generate additional annual sales in the range of CHF 12.5 million.

Principal exchange rates

CHF per	1 EUR	1 USD	1 GBP
Average January/June 2004	1.55	1.27	2.31
Average January/June 2003	1.49	1.35	2.18
Rates end of June 2004	1.52	1.24	2.26
Rates end of December 2003	1.56	1.24	2.21
Rates end of June 2003	1.54	1.35	2.23

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Switzerland
T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:
Valeria Poretti-Rezzonico
Head of Corporate Communications and Investor Relations
T +41 26 672 72 04
v.poretti@saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, August 3, 2004

Saia-Burgess shows a marked improvement in sales and profit

Saia-Burgess Group's consolidated sales for the first six months of 2004 amounted to CHF 276.5 million (same period 2003: CHF 239.3 million), an increase of 15.5 percent over the first half of last year. EBITA (earnings before interest, tax and amortisation) increased by 38.3 percent to CHF 26.3 million (CHF 19.0 million) and EBITA margin improved to 9.5 percent (8.0 percent). Net income increased by 54.8 percent to CHF 15.6 million (CHF 10.1 million). In July Saia-Burgess announced two acquisitions in Europe and North America which will improve sales in the current year by some CHF 35 million. Provided that exchange rates remain stable, sales of more than CHF 570 million and an EBITA margin of around 9 percent are anticipated for 2004.

Sales increase due to strong internal growth

In the first half of 2004 a significant sales increase of 15.5 percent was achieved. Strong internal growth of 13.2 percent was the most significant factor to which Europe, North America as well as all Divisions contributed. Acquisition-led growth (Otehall and Cetronic) contributed 2.1 percent and favourable currency movements 0.2 percent. The Automotive Division achieved with 18.2 percent the most significant sales increase, followed by the Controls Division with 15.1 percent and the Industry Division with 12.2 percent.

Margin increase due to improved performance

The overall gross margin on the Group's sales increased from 27.6 percent to 29.0 percent. As a result of optimisations on the production cost side and better absorption of fixed costs it was possible to compensate the continuing pressure on sales prices. The clear margin improvements of EBITA and net income were not only due to an overall improvement in global economic conditions, but also to improved performance by production sites recently set up as well as good performance by newly introduced product lines.

All Divisions contributed to the growth

The Automotive Division increased sales for the first half of 2004 compared to the same period last year by CHF 22.3 million to CHF 144.6 million (CHF 122.3 million). At constant exchange rates and without any acquisition impacts sales increased by 17.6 percent. The gross margin achieved 22.2 percent (20.6 percent) and EBITA margin

reached 9.5 percent (8.9 percent). The Industry Division sales grew by CHF 11.7 million to CHF 107.7 million (CHF 96.0 million). At constant exchange rates and excluding any acquisition impacts sales increased by CHF 7.3 million. Gross margin improved from 29.9 percent to 31.4 percent. The primary reason for the EBITA margin erosion from 8.5 percent to 8.1 percent is explained in non-recurring costs which mainly occurred from the transfer and integration of the Otehall business into the existing UK operations and the consolidation of production sites in North America. Excluding these costs, the EBITA margin would have been 9.9 percent. The Controls Division increased sales by CHF 3.2 million to CHF 24.2 million. At constant exchange rates and excluding any acquisition impacts sales rose by CHF 2.9 million. The gross margin achieved 58.8 percent (57.4 percent) and EBITA margin 6.9 percent (1.9 percent).

Outlook

In July Saia-Burgess announced two important acquisitions: For the Industry Division the acquisition of the synchronous and gearbox business of Sick/Stegmann as per August 1, 2004, and for the Automotive Division the purchase of the Actuator Division of the Bühler Motor Group with effect from July 1, 2004. The two acquisitions will improve sales in the current year by some CHF 35 million.

Provided that exchange rates remain stable, the Saia-Burgess Group is confident that for 2004 sales of more than CHF 570 million and an EBITA margin of around 9 percent can be achieved. The overall improvement in the economic environment, coupled with improved productivity, new products and the acquisitions of 2004, underline the positive assessment of the future development of the business.

Additional information

Contact partner for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess with its products – switches, sensors, motors, solenoids, electronic controllers and subsystems – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2003 Saia-Burgess achieved sales of CHF 490.2 Mio with more than 3'000 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Agenda

19.10.04 Report on the 3rd quarter 2004
17.03.05 Presentation of results to media and analysts
19.05.05 Annual General Meeting in Murten

Referring to the acquisitions done in July 2004:

Expansion of US automotive business

On July 1, 2004, Saia-Burgess acquired the Actuator Division from the Bühler Motor Group. The Division manufactures DC and stepper motors for automotive air-conditioning systems at its main plant in Cary (NC) USA as well as in the Czech Republic and China. Saia-Burgess acquired the business in the USA and the assets from the other two production plants. This acquisition extends the activities of Saia-Burgess in the automotive market in the USA significantly and at the same time Saia-Burgess becomes the world market leader for flap control in automotive air conditioning systems. Through this acquisition, the Automotive Division in the USA obtains the necessary critical mass in order to build up a focussed operation. In Cary, where Bühler employs 150 employees in design, highly automated manufacture and sales, The Automotive Division's Competency Centre for Actuators for North America will be established. The sales of the Bühler Actuator Division in 2004 will amount to approximately CHF 60 million, and through the acquisition the Automotive Division will benefit by around CHF 30 million in 2004.

Expansion of synchronous motor and gearbox activity

On August 1, 2004, Saia-Burgess acquired the synchronous motor and gearbox business from Sick/Stegmann GmbH & Co. KG in Donaueschingen (D) and its manufacturing facility in Poland. Through this acquisition, the Industry Division is able to increase its market share of the small synchronous motor segment from approximately 12 percent to 20 percent. 40 percent of the additional sales of approx. CHF 12.5 million in the following and some CHF 5 million in the current year will be generated in Germany, followed by Great Britain, Italy and France. Almost half of the sales come from the HVAC market (heating, ventilating and air-conditioning), which will strengthen the position of the Division in this key market.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, August 3, 2004

Dear Shareholder,

We are pleased to enclose a copy of the **2004 Interim Report**.

Our Group reported sales of CHF 276.5 million in the first six months of 2004, representing an increase of 15.5 percent over the first half of last year. Strong internal growth of 13.2 percent was the most significant factor to which Europe, North America as well as all Divisions contributed. Acquisition-led growth (Otehall and Cetronic) contributed 2.1 percent and favourable currency movements 0.2 percent. The Automotive Division achieved with 18.2 percent the most significant sales increase, followed by the Controls Division with 15.1 percent and the Industry Division with 12.2 percent.

EBITA (earnings before interest, tax and amortisation) increased by 38.3 percent to CHF 26.3 million (CHF 19.0 million) and EBITA margin improved to 9.5 percent (8.0 percent). Net income increased by 54.8 percent to CHF 15.6 million (CHF 10.1 million).
The overall gross margin on the Group's sales increased from 27.6 percent to 29.0 percent. As a result of optimisations on the production cost side and better absorption of fixed costs it was possible to compensate the continuing pressure on sales prices. The clear margin improvements of EBITA and net income were not only due to an overall improvement in global economic conditions, but also to improved performance by our production sites recently set up as well as good performance by newly introduced product lines.

In July we announced two important acquisitions:

On July 1, 2004, we acquired the Actuator Division from the Bühler Motor Group. The Division manufactures DC and stepper motors for automotive air-conditioning systems at its main plant in Cary (NC) USA as well as in the Czech Republic and China. We acquired the business in the USA and the assets from the other two production plants. This acquisition extends our activities in the automotive market in the USA significantly and at the same time we become the world market leader for flap control in automotive air conditioning equipment. Through this acquisition, our Automotive Division in the USA obtains the necessary critical mass in order to build up a focussed operation. In Cary, where Bühler employs 150 employees in design, highly automated manufacture and sales, the Automotive Division's Competency Centre for Actuators for North America will be established. The sales of the Bühler Actuator Division in 2004 will amount to approximately CHF 60 million, and through the acquisition our Automotive Division will benefit by around CHF 30 million in 2004.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

On August 1, 2004, we acquired the synchronous motor and gearbox business from Sick/Stegmann GmbH & Co. KG in Donaueschingen (D) and its manufacturing facility in Poland. Through this acquisition, our Industry Division is able to increase its market share of the small synchronous motor segment from approximately 12 percent to 20 percent. 40 percent of the additional sales of approx. CHF 12.5 million in the following and some CHF 5 million in the current year will be generated in Germany, followed by Great Britain, Italy and France. Almost half of the sales come from the HVAC market (heating, ventilating and air-conditioning), which will strengthen the position of our Division in this key market.

Provided that exchange rates remain stable, we are confident that for 2004 sales of more than CHF 570 million and an EBITA margin of around 9 percent can be achieved. The overall improvement in the economic environment, coupled with improved productivity, new products and the acquisitions of 2004, underline the positive assessment of the future development of the business.

Our new website www.saia-burgess.com provides you with updated information about our Group.

Thank you very much for your confidence in Saia-Burgess.

Yours faithfully,

A. Ocskay

Andreas Z. Ocskay	Daniel Hirschi
Chairman of the Board of Directors	Chief Executive Officer and
	Delegate of the Board of Directors

Enclosure